NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF

YUKON-NEVADA GOLD CORP.

 to be held March 8, 2011

As at January 25, 2011 unless otherwise noted

This Management Information Circular and the accompanying materials require your immediate attention.

If you have any questions regarding the Special Meeting or require more information with regard to the procedures for voting, please contact Laurel Hill Advisory Group toll-free at 1-877-304-0211 (416-304-0211 outside North America) or via email at assistance@laurelhill.com.

YUKON-NEVADA GOLD CORP.
#900-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada
Tel. No. (604) 688-9427 • Fax No.: (604) 688-9426
E-mail: nicole@yngc.ca • Website: www.yukon-nevadagold.com

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Special General Meeting of Yukon-Nevada Gold Corp. (the "Company") will be held at 90 Adelaide Street West, 6th Floor, Toronto, Ontario, M5H 3V9, on Tuesday, March 8, 2011 at 2:00 p.m. (local time) for the following purposes:

1.	To approve the proposed 30-day reduction in the exercise price of eight series of unlisted warrants by 18% as described in management’s information circular accompanying this Notice.

2.	To transact such further or other business as may properly come before the meeting and any adjournment(s) thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to March 8, 2011 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on January 26, 2011 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 4th day of February, 2011.

BY ORDER OF THE BOARD

Yukon-Nevada Gold Corp.

“Robert F. Baldock”

Robert F. Baldock, President and CEO

This Information Circular is furnished in connection with the solicitation of proxies by the management of Yukon-Nevada Gold Corp. (the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term “shareholder” as defined in the Business Corporations Act S.B.C. 2002, c.57 (the “Act”), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The Company has retained Laurel Hill Advisory Group (“Laurel Hill”) to act as its agent in connection with the solicitation of proxies. For this service, Laurel Hill will be paid a fee of up to $30,000 plus out of pocket expenses. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER AND REVOCATION OF PROXIES

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”).

The persons named in the accompanying Form of Proxy are nominees of the Company's management. A Registered Shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

In such event, the shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification to the meeting. The completed proxy must be deposited at the office of Computershare Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for the meeting. The Chair of the Meeting may waive the proxy cut-off without notice.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. A Non-Registered Holder who receives a VIF cannot use the voting instruction form to vote shares directly at the Meeting. In order for a non-registered shareholder to vote his or her shares at the Meeting, the non-registered shareholder must write his or her name in the space provided on the VIF or using the internet and otherwise follow the instructions on the VIF. Alternatively, the non-registered shareholder can appoint another person (who does not have to be a shareholder) as his or her proxyholder to be vote his or her shares at the Meeting by writing the name of such person in the space provided on the voting instruction form or internet and otherwise follow the instructions on the voting instruction form. Your proxy appointment must be received prior to the proxy cut off date.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon:

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year; and

(b)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 688,291,252 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The Company’s directors fixed January 26, 2011 as the record date for the determination of the shareholders entitled to vote at the Special Meeting.

To the knowledge of the directors and senior officers of the Company, no persons beneficially owns or controls or directs, directly or indirectly voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set out below:

Name	No. of Shares	Percentage of Issued and Outstanding
Jean-Edgar de Trentinian	188,700,500*	27.416%
Sprott Asset Management as a Portfolio Manager	99,481,835	14.453%

*	These shares are registered in the name of Orifer S.A., a private company controlled by Jean-Edgar de Trentinian, a director of the Company.

PARTICULARS OF THE MATTERS TO BE ACTED UPON

REDUCTION OF EXERCISE PRICE OF WARRANTS

At the Meeting, the shareholders will be asked to consider, and the Company’s directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company’s proposal to raise additional working capital by providing incentive to the holders of eight series of unlisted warrants issued between April 2009 and August 2010 (the “Warrants”) to exercise their Warrants by reducing the exercise price of the warrants by approximately 18% (the “Transaction”) as disclosed in the table below. The holders of the Warrants will have a period of 30 days (the “Expiry Day”) commencing on a date to be determined by the Company, following the receipt of the approval of the Toronto Stock Exchange (the “TSX”) and disinterested shareholders for the exercise of Warrants at the reduced prices. The exercise price of any Warrants not exercised on or before the Expiry Day will revert to their original respective exercise prices.

The Company will provide the holders of Warrants with notice of the dates when the Warrants may be exercised at the reduced prices.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

Purpose of the Transaction

The Company requires immediate working capital to fund its business plan. Primary use of proceeds will be towards (but not limited to):

  Construction of new lined tailings storage facility as well as a secondary water storage facility to be completed before winter 2011/2012,
  Upgrade to Digital Control Facility Monitoring System to improve plant operating efficiencies by replacing the current pneumatic system,
  Installation of additional quench tank and related items during the 2-week scheduled annual maintenance shutdown in May 2011,
  Complete winterization of the plant including construction of a containment building and installation of new ore drying equipment that should be protected from climatic extremes,
  Completion of remaining environmental obligations as outlined in the Consent Decree with the Nevada Division of Environmental Protection to keep our current compliance in good standing,
  Obtain underground equipment necessary to commence operations at the SSX/Steer underground gold mine and continue development of the Starvation Canyon mine.

The details of the eligible Warrants are as follows:

Original	Reduced				Maximum	Maximum Reduced
Exercise	Exercise	No. Warrants			Original Exercise	Price Exercise
Price	Price	Outstanding		Expiry Date	Proceeds	Proceeds
$0.08	$0.07	3,733,333	(1)	April 24, 2011	$298,666.64	$261,333.31
$0.125	$0.11	10,000,000	(2)	June 1, 2011	$1,250,000.00	$1,100,000.00
$0.26	$0.22	10,250,000	(3)	January 12, 2012	$2,665,000.00	$2,255,000.00
$0.32	$0.27	167,800,000	(4)	January 12, 2012	$53,696,000.00	$45,306,000.00
$0.125	$0.11	8,399,720	(5)	February 6, 2012	$1,049,965.00	$923,969.20
$0.275	$0.23	640,000	(6)	May 12, 2012	$176,000.00	$147,200.00
$0.128	$0.11	10,000,000	(7)	July 12, 2012	$1,280,000.00	$1,100,000.00
$0.40	$0.33	25,000,000	(8)	August 13, 2013	$10,000,000.00	$8,250,000.00
		235,823,053			$70,415,631.64	$59,343,502.51

(1)

Issued in connection with a private placement of 12,000,000 units (each unit was comprised of one common share and one share purchase warrant) at a price of $0.06 per unit which closed April 24, 2009. Mr. de Trentinian, a director of the Company, holds 400,000 warrants;

(2)

Issued in connection with a private placement of 10,000,000 units (each unit was comprised of one common share and one share purchase warrant) at a price of $0.10 per unit which closed December 1, 2009. Messrs. de Trentinian and Marland, directors of the Company, hold 500,000 and 9,500,000 warrants, respectively;

(3)

On January 12, 2010, shareholders of the Company approved the issuance of inducement warrants to holders of previously issued warrants who elected to exercise their warrants prior to their expiry date. Mr. Marland, a director of the Company, holds 2,500,000 warrants;

(4)

On January 12, 2010, shareholders of the Company approved the issuance of inducement warrants to holders of previously issued warrants who elected to exercise their warrants prior to their expiry date. Messrs. de Trentinian and Marland, directors of the Company, hold 140,400,000 and 15,500,000 warrants, respectively;

(5)

Issued in connection with a private placement of 41,050,000 units (each unit was comprised of one common share and one share purchase warrant) at a price of $0.10 per unit which closed August 6 and 28, 2009. Mr. Dickson, a director of the Company, holds 100,000 warrants and Mr. Heinrichs, CFO of the Company holds 150,000 warrants;

(6)

Issued in connection with a private placement of 34,559,090 flow-through shares at a price of $0.275 per share which closed May 6 and 12, 2010. The warrants were issued as a finder’s fee in connection with the placement;

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

(7)

On January 12, 2010, shareholders of the Company approved the issuance of inducement warrants to holders of previously issued warrants who elected to exercise their warrants prior to their expiry date. Sprott Asset Management, as portfolio manager for various funds, an insider of the Company, holds 10,000,000 warrants; and

(8)

On August 13, 2010, the Company closed a US$25,000,000 principal amount senior secured note and 25,000,000 common share purchase warrant private placement. Sprott Asset Management as portfolio manager for various funds holds 25,000,000 warrants.

The TSX requires that the Transaction be approved by disinterested shareholders of the Company, meaning none of the holders of Warrants is entitled to vote on the resolution. Votes of the common shares held by holders of the Warrants, and their respective associates and affiliates, will not be included for the purposes of obtaining such disinterested shareholder approval. As a result, the votes attached to 384,003,989 shares, representing the total number of shares held by the holders of the Warrants and their respective associates and affiliates as at the date of the Information Circular will be excluded from the vote.

An aggregate of 235,823,053 Warrants are eligible to be exercised, which represents 34.28% of the Company’s issued and outstanding share capital at the date of its News Release dated February 4, 2011. Insiders of the Company hold an aggregate of 204,050,000 Warrants which represent 86.53% of the total eligible Warrants and 29.65% of the outstanding shares of the Company as at the date of this Information Circular.

Details of Warrants held by insiders of the Company are as follows:

Name	Position with Company	No. of Warrants
Graham Dickson	COO and Director	100,000
Shaun Heinrichs	CFO	150,000
Jean-Edgar de Trentinian	Director and Control Person	141,300,000
François Marland	Director	27,500,000
Sprott Asset Management	Insider	35,000,000
	Total Warrants held by Insiders	204,050,000

Graham Dickson, a director and the Chief Operating Officer of the Company, currently holds, directly and indirectly, an aggregate of 2,396,000 (0.348%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. Dickson upon exercise of the Warrants is 100,000 shares, being 0.015% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. Dickson would then hold 2,496,000 shares, being 0.363% of the Company’s then issued share capital, on a partially diluted basis, or 0.270% on a fully diluted basis.

Jean-Edgar de Trentinian, a director of the Company, currently holds, directly and indirectly through Orifer SA, an aggregate of 188,700,500 (27.416%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. de Trentinian upon exercise of the Warrants is 141,300,000 shares, being 20.529% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. de Trentinian would then hold 330,000,500 shares, being 39.779% of the Company’s then issued and outstanding share capital, on a partially diluted basis, or 35.559% on a fully diluted basis.

François Marland, a director of the Company, currently holds 53,545,000 (7.779%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. Marland upon exercise of the Warrants is 27,500,000 shares, being 3.995% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. Marland would then hold 81,045,000 shares, being 11.322% of the Company’s then issued share capital, on a partially diluted basis, or 8.774% on a fully diluted basis.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

Shaun Heinrichs, the Company’s Chief Financial Officer, currently holds 260,000 (0.038%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. Heinrichs upon exercise of the Warrants is 150,000 shares, being 0.022% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. Heinrichs would then hold 410,000 shares, being 0.060% of the Company’s then issued share capital, on a partially diluted basis, or 0.044% on a fully diluted basis.

Sprott Asset Management as a Portfolio Manager (“Sprott”), an insider of the Company, currently holds an aggregate of 99,481,834 (14.453%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Sprott upon exercise of the Warrants is 35,000,000 shares, being 5.085% of the Company’s current issued and outstanding shares. Upon completion of the exercise of its Warrants, Sprott would then hold 134,481,834 shares, being 18.593% of the Company’s then issued share capital, on a partially diluted basis, or 14.559% on a fully diluted basis.

Discussion of the Review and Approval Process

The Company’s directors have unanimously approved the Transaction. In approving the Transaction, the Company’s directors considered and evaluated, among other things: (i) information with respect to the financial condition, business, and operations of the Company; (ii) information with respect to the assets and properties of the Company; (iii) historical information regarding the trading prices of the Company shares; (iv) the regulatory approval requirements in connection with the Transaction; and (v) the risks associated with the completion of the Transaction. This discussion of the information and factors considered and given weight by the Company’s directors is not intended to be exhaustive, but is believed to include all material factors considered by the Company’s directors. In reaching the determination to approve and recommend the resolutions relating to the Transaction the Company’s directors did not assign any relative or specific weight to the factors which were considered and individual directors may have given a different weight to each factor.

The Company’s disinterested shareholders will be asked to consider and, if thought fit, approve, with or without amendment, a resolution substantially in the form set forth below:

“BE IT RESOLVED THAT the Company reduce, for a period of 30 days following receipt of regulatory and disinterested shareholder approval, the exercise price of:

(a)	3,733,333 warrants expiring April 24, 2011, from $0.08 per share to $0.07 per share;

(b)	10,000,000 warrants expiring June 1, 2011, from $0.125 per share to $0.11 per share;

(c)	10,250,000 warrants expiring January 12, 2012, from $0.26 per share to $0.22 per share;

(d)	167,800,000 warrants expiring January 12, 2012, from $0.32 per share to $0.27 per share;

(e)	8,399,720 warrants expiring February 6 and 28, 2012, from $0.125 per share to $0.11 per share;

(f)	640,000 warrants expiring May 12, 2012, from $0.275 per share to $0.23 per share;

(g)	10,000,000 warrants expiring July 12, 2012, from $0.128 per share to $0.11 per share; and

(h)	25,000,000 warrants expiring August 13, 2013, from $0.40 per share to $0.33 per share;

and that the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders.”

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

Recommendation of the Company’s Directors

The Company’s directors have reviewed and considered all facts respecting the foregoing matters. The Company’s directors unanimously recommend that the Company shareholders vote in favour of the foregoing resolution in regards to the Transaction.

HOLDERS OF THE EXISTING WARRANTS AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING TRANSACTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT. THE TRANSACTION MUST BE PASSED BY THE AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING BY DISINTERESTED SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY.

As a result, at the Meeting the votes attaching to the 384,003,989 shares held on the Record Date of the Meeting, being January 26, 2011, by holders of the Warrants and their associates and affiliates will not be counted. Below is a list of the Insiders of the Company who are holders of Warrants and their respective shareholdings of the Company:

Name of Existing Warrant Holder	No. of Shares Held
Shaun Heinrichs	260,000
Graham Dickson	2,396,000
François Marland	53,545,000
Jean-Edgar de Trentinian (and Orifer S.A.)	188,700,500
Sprott Asset Management Inc. as Portfolio Manager for various funds	99,481,834

Other than as set out above, it is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

Set forth below are details of material transactions in which “informed persons” have an interest:

Private Placements

In March 2010, Sprott Asset Management, as portfolio manager for various funds (“Sprott”), an insider of the Company, purchased an aggregate of 22,727,272 shares of the Company at a price of $0.22 per share for a total purchase price of $5,000,000 by way of private placement.

In May 2010, certain investors purchased an aggregate of 25,599,999 flow-through shares of the Company at a price of $0.275 per share for a total purchase price of $7,040,000 by way of private placement. Sprott purchased an aggregate of 7,275,000 shares.

In August 2010, the Company closed a US$25,000,000 principal amount senior secured note and 25,000,000 common share purchase warrant private placement with Sprott.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com or the Company’s website at www.yukon-nevadagold.com.

BOARD APPROVAL

The contents of this Information Circular and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the Company’s directors pursuant to resolutions passed as of February 4, 2011.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
YUKON-NEVADA GOLD CORP.

“Robert F. Baldock
Robert F. Baldock, President and CEO

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

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NORTH AMERICAN TOLL-FREE

1-877-304-0211

Banks Brokers or Collect Calls: 416-304-0211

Email:assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.